Exhibit 12.1

Computation of

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(amounts in thousands)	2007	2006	2005	2004	2003
Loss before income taxes, extraordinary loss and cumulative effect of adoption of and change in accounting principles	$(19,429)	$(10,742)	$(23,445)	$(44,158)	$(37,446)
Equity in net losses of equity method investees	—	—	—	—	1,933

Loss before equity in net losses of equity method investees, income taxes, extraordinary loss and cumulative effect of adoption of and change in accounting principles	(19,429)	(10,742)	(23,445)	(44,158)	(35,513)

Plus fixed charges:
Interest expense	2,070	2,047	4,623	6,103	6,945
Amortization of costs related to indebtedness	1,536	2,308	5,521	6,792	1,171
Estimated interest factor in rent expense (1)	512	482	391	455	443

Total Fixed Charges	4,118	4,837	10,535	13,350	8,559

Adjusted loss	(15,311)	(5,905)	(12,910)	(30,808)	(26,954)
Fixed charges	4,118	4,837	10,535	13,350	8,559
Deficiency in earnings to cover fixed charges	$(19,429)	$(10,742)	$(23,445)	$(44,158)	$(35,513)

Ratio of earnings to fixed charges	*	*	*	*	*

*	Calculation not meaningful as ratio is less then 1.

(1)	The interest factor in rent expense is estimated as one-third of rental expense.